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October 1, 2003


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re: Long Beach Securities Corp. Form S-3 Registration Statement (Registration Statement No. 333-109318)

Ladies and Gentlemen:

Long Beach Securities Corp. (the "Registrant") hereby amends Registration Statement No. 333-109318 (the "Registration Statement"), initially filed on September 30, 2003, on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

If you have questions or concerns with regards to the foregoing amendment, please contact Martin Howard at (213) 612-2486 or Duane Beasley at (213) 612-2385. Thank you for your attention to this matter.


Sincerely,

/s/ Jeffrey A. Sorensen*

Jeffrey A. Sorensen


*By:     /s/ David H. Zielke
         -------------------------------------------------
         David H. Zielke
         Attorney-In-Fact pursuant to a power
         of attorney filed with the Registration Statement